UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XURA, INC. (FORMERLY COMVERSE, INC.)
(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98420V107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Obsidian Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 933,555 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 933,555 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,555 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2015

** Based on 25,003,028 shares of Common Stock outstanding as of November 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2015 filed with the Securities and Exchange Commission on December 28, 2015.

CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Carl D. Berg, individually and as trustee of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 81,250
	6	SHARED VOTING POWER 1,168,850*
	7	SOLE DISPOSITIVE POWER 81,250
	8	SHARED DISPOSITIVE POWER 1,168,850*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, OO

* As of December 31, 2015 and consisting of (i) 933,555 shares held by Obsidian Management LLC, of which Mr. Berg is a member, and (ii) 235,295 shares of Common Stock held in accounts over which Mr. Berg exercises investment discretion (including those of the Carl Berg GST Exempt 2012 Trust and Berg Family 2010 Trust).

** Based on 25,003,028 shares of Common Stock outstanding as of November 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2015 filed with the Securities and Exchange Commission on December 28, 2015.

CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Carl Berg GST Exempt 2012 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,500 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,500 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* As of December 31, 2015

** Based on 25,003,028 shares of Common Stock outstanding as of November 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2015 filed with the Securities and Exchange Commission on December 28, 2015.

CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Berg Family 2010 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,500 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,500 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500 *
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 * As of December 31, 2015

** Based on 25,003,028 shares of Common Stock outstanding as of November 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2015 filed with the Securities and Exchange Commission on December 28, 2015.

CUSIP No. 98420V107

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on January 23, 2015 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated as follows:

Item 1(a) - Name of Issuer:

Xura, Inc.  (The Issuer changed its name from Comverse, Inc. to Xura, Inc. effective September 9, 2015.)

Item 2(e) -  CUSIP Number:

98420V107

Item 4 (a) through (c) – Ownership:

The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13D.

Item 5 – Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be beneficial owners of more than five percent of the Common Stock, check the following:  [X].

CUSIP No. 20585P105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2016

OBSIDIAN MANAGEMENT LLC
By:	/s/ Carl D. Berg
Name: Carl D. Berg Title: Member
/s/ Carl D. Berg
CARL D. BERG
/s/ Carl D. Berg
CARL D. BERG, as trustee of the CARL BERG GST EXEMPT 2012 TRUST and the BERG FAMILY 2010 TRUST